BROADGATE WEST | 9 APPOLD STREET

LONDON EC2A 2AP

WWW.SHEARMAN.COM | T +44.20.7655.5000 | F +44.20.7655.5500

21 December 2009

BY EDGAR SUBMISSION

Mellissa Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Invitel Holdings A/S

Schedule TO-T by Hungarian Telecom (Netherlands) Cooperatief U.A.,

Hungarian Telecom LP, Mid Europa Fund III,

LP, Mid Europa III GP LP, Mid Europa III Management Limited

Schedule 13E-3

Filed December 7, 2009

File No. 005-84772

Schedule 13D filed by Mid Europa III Management Limited, Mid Europa

III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and

Hungarian Telecom (Netherlands) Cooperatief U.A.

Filed November 12, 2009

File No.

Dear Ms. Duru:

On behalf of our clients, Hungarian Telecom (Netherlands) Cooperatief U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa III GP LP and Mid Europa III Management Limited (collectively, the “Filing Parties”), we hereby acknowledge receipt of the comment letter, dated December 15, 2009 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), concerning the above referenced Schedule TO-T and Schedule 13E-3 (the “Schedule TO”) and the above referenced Schedule 13D (the “Schedule 13D”).

On behalf of the Filing Parties, as discussed with you, we submit this letter in response to Staff Comments 15 and 16 in the Comment Letter, which relate to the Schedule 13D. We intend to submit another letter in response to the remainder of the Staff’s comments

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MUNICH

NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

WE OPERATE IN THE UK AS SHEARMAN & STERLING (LONDON) LLP, A LIMITED LIABILITY PARTNERSHIP ORGANISED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. SHEARMAN & STERLING (LONDON) LLP IS REGULATED BY THE SOLICITORS REGULATION AUTHORITY (FIRM SRA NUMBER 211340). A LIST OF ALL PARTNERS’ NAMES, WHICH INCLUDES SOLICITORS AND REGISTERED FOREIGN LAWYERS, IS OPEN FOR INSPECTION AT THE ABOVE ADDRESS. EACH PARTNER OF SHEARMAN & STERLING (LONDON) LLP IS ALSO A PARTNER OF SHEARMAN & STERLING LLP WHICH HAS OFFICES IN THE OTHER CITIES NOTED ABOVE.

Mellissa Duru	21 December 2009

in the Comment Letter, which relate to the Schedule TO, in due course. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Filing Parties’ responses.

RESPONSES TO STAFF COMMENTS

Schedule 13D filed November 12, 2009

15.	Given the execution of the SPA on September 30, 2009, please explain why the initial filing of the Schedule 13D occurred on November 12, 2009. In this regard, we note reference to certain conditions to the consummation of the sale that existed as of September 30, 2009. In your response, please address at what time such conditions were met and/or the date on which the filing persons acquired beneficial ownership or were deemed to have acquired beneficial ownership as defined in Exchange Act Rule 13d-3(d) because they possessed the right to acquire the shares within 60 days. We may have further comment.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the SPA signed on September 30, 2009, which was filed by TDC with and furnished by the Filing Parties to the Commission on September 30, 2009 and November 12, 2009, respectively, was subject to a number of conditions, the satisfaction of which was outside of the control of the Filing Parties.

These conditions included, among others:

(i) the receipt of competition law approval in Austria (the “Austrian Competition Approval”);

(ii) the receipt of confirmation from the Agent under and as defined in the Senior Facilities Agreement dated August 16, 2004, as amended from time to time, between, inter alios, Invitel Zrt as borrower and BNP Paribas and Calyon as co-ordinators (the “Senior Facilities Agreement”) that the “Fourth Supplemental Effective Date” as defined in the fourth supplemental agreement relating to the Senior Facilities Agreement had occurred;

(iii) the receipt of confirmation from the Agent under and as defined in the Subordinated Loan Agreement dated March 4, 2009, between, inter alios, Magyar Telecom as borrower and BNP Paribas and Calyon as co-ordinators (the “Subordinated Loan Agreement”) that the “Second Supplemental Effective Date” as defined in the second supplemental agreement relating to the Subordinated Loan Agreement had occurred;

Mellissa Duru	21 December 2009

(the conditions referred to in (ii) and (iii) above, collectively, the “Existing Debt Roll-Over Conditions”);

(iv) the approval of the DRA (furnished by Invitel to the Commission under cover of Form 6-K on October 1, 2009) and the transactions contemplated thereby by the holders of a majority of the outstanding Invitel Shares (the “Company Shareholder Approval”);

(v) the satisfaction or waiver of all conditions to closing under the DRA, including, among others: (A) the satisfaction or waiver of the conditions to the consummation of the PIK Notes Tender Offer, and (B) the satisfaction or waiver of the conditions to the consummation of the Cash-Paid Notes Tender Offer; and

(vi) the receipt of the consents of the holders of a majority of the outstanding principal amount of the 2006 PIK Notes voting together as a single class pursuant to the terms set forth in the PIK Notes Tender Offer (the “Requisite Noteholder Consents”).

The Cash-Paid Notes Tender Offer closed at 5:00 p.m., London time, on October 15, 2009 and the PIK Notes Tender Offer closed at 5:00 p.m., London time, on October 30, 2009. The Requisite Noteholder Consents were obtained by October 15, 2009, this being the “Early Tender Date” as defined under the PIK Notes Tender Offer. The Company Shareholder Approval was obtained on October 28, 2009. The waiting period in respect of the Austrian Competition Approval expired at midnight, Central European Time, on October 29, 2009 and the Offeror received a declaratory clearance confirmation from the Austrian Federal Competition Authority on October 30, 2009. The Existing Debt Roll-Over Conditions were satisfied on November 2, 2006 and the purchase of 5,399,890 TDC Shares was completed on the same date.

We respectively believe that the Filing Parties acquired or were deemed to acquire beneficial ownership of the shares that were the subject of the SPA on November 2, 2009, the date on which the last condition over which the Filing Parties had no control was satisfied. In this regard, we refer to the Division of Corporation Finance’s recently updated Compliance and Disclosure Interpretations in respect of Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, where the Staff advises in response to Question 105.02 that “[u]nder Rule 13d-3(d)(1), an investor is not deemed to be the beneficial owner of the underlying equity securities when satisfaction of conditions to an investor’s right to acquire the securities, such as effectiveness of a registration statement, remains outside the

Mellissa Duru	21 December 2009

investor’s control.” We also refer to the Staff’s response to Question 110.04 where the Staff advises that “[t]he third party does not acquire beneficial ownership until it has a right to acquire the shares within 60 days; accordingly, the third party has no beneficial ownership reporting obligation until the contingencies over which it has no control are waived or satisfied.”

In accordance with Rule 13d-1(a) under the Exchange Act, on November 12, 2009, the Filing Parties filed a statement containing the information required by Schedule 13D reporting this beneficial ownership, within the permitted 10 days after the acquisition.

16.	We note that through November 27, 2009, the amendments to Schedule 13D do not address whether the filing parties changed their plans with respect to their controlling stake in Invitel. We similarly note that a “proposal” to acquire shares was presented to independent members of Invitel’s Board on or around November 27. We refer you to Item 4 of Schedule 13D and Exchange Act Rule 13d-2. As noted in a prior comment, please provide further details regarding any discussions between the filing parties and independent Invitel Board members, particularly if such discussions pertained to the filing parties’ changed plans with respect to their investment in Invitel. We may have further comment.

Response: We respectfully advise the Staff that the Filing Parties have disclosed in Item 4 of the Schedule 13D that the Filing Parties intend to review their investment in Invitel on a regular basis and, as a result thereof, may at any time and from time to time determine, among other things, “to acquire additional securities of the Company through open market purchases, in privately negotiated transactions, through a public tender offer or extraordinary corporate transaction involving the Company or any of its subsidiaries or otherwise …”

We note the requirements under Item 4 of Schedule 13D and Rule 13d-2 under the Exchange Act and respectfully advise the Staff that following the Straumur Purchase, Mr. Butcher advised the directors on the Board of Directors not affiliated with the Sponsor of such purchase and discussed with such directors whether to offer the remaining Invitel Shareholders and Invitel ADS Holders the opportunity, given the limited trading volume and low public float of the Invitel ADSs, to sell their Invitel Shares and Invitel ADSs at the same price, which represented a premium to the then market price of the Invitel ADSs. At this time, the Filing Parties had not determined definitively to make an offer to the remaining Invitel Shareholders and Invitel ADS Holders but wanted to explore the possibility of making an offer with the unaffiliated directors and whether the unaffiliated directors would recommend such offer.

Mellissa Duru	21 December 2009

The next contact between the Filing Parties and the unaffiliated directors occurred on December 5, 2009 when Ole Steen Andersen and Jens Due Olsen, two of the unaffiliated directors, contacted Mr. Butcher by telephone and advised Mr. Butcher that they needed more time to consider such possible offer. Following this telephone call, Mr. Butcher consulted with the Sponsor’s internal investment advisory committee and it was determined that the Filing Parties would proceed with an offer to the remaining Invitel Shareholders at a purchase price of $4.50 per Invitel Share or Invitel ADS. Mr. Butcher then contacted Ole Steen Andersen by telephone to advise him of this decision to proceed.

The Filing Parties acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Filing Parties understand that the Division of Enforcement has access to all information that the Filing Parties provide to the Staff in the Staff’s review of the filings or in response to the Staff’s comments on such filings.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at +44 207 655 5576 or to my colleague David Plattner at +44 207 655 5086.

Very truly yours,

/s/ George Karafotias
George Karafotias

cc:	Jacques Du Preez
Mid Europa Partners LLP

David M. Plattner
Shearman & Sterling LLP